Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

09 September 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

dw 9/15

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 September 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

Embargoed until 0700 hrs Friday 9 September 2005

August Traffic Figures

BAA's seven UK airports handled a total of 14.3 million passengers in August.

Despite the combined impacts of the aftermath of the London bombings on visits to the capital and the disruption of BA services associated with the Gate Gourmet dispute, this still represented an increase of 0.5% on August 2004.

Performance in all key areas was below recent trends, but the only scheduled market to record a drop in volume against last year was the North Atlantic (-1.3%). Other long haul routes registered an overall increase of 4.9% and European scheduled traffic was up by 1.5%. UK domestic traffic rose by 1.1% and additional capacity helped Irish routes to an increase of 8.3%.

Continued weakness in the short haul charter market, suffering from the growth in independently packaged holidays, was reflected in a 9.2% drop in August.

Among individual airports all except Heathrow recorded increased traffic in August. At Heathrow the large number of BA cancellations over the weekend of 12th, 13th August, combined with the aftermath of the London attacks in July contributed to a 3% drop in passengers. Charter traffic, which accounted for a third of Gatwick's business in August, was down by 7% on last year but strong growth in its European scheduled and other long haul markets helped it to achieve an overall increase of 1.1%.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

Stansted's traffic rose by 4.2% and Southampton continued its rapid growth with an increase close to 30%. In Scotland Edinburgh and Aberdeen recorded growth of 6.6 and 6.9%, respectively while Glasgow was 1.5% ahead of last August.

In total the number of air transport movements was up by 4.0% on last year, but down by 0.7% at Heathrow as a result of BA cancellations. Cargo tonnage was up by 0.1%.

For further information on BAA plc see www.baa.com

- Ends -

Enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

BAA

BAA Traffic Summary : August 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Aug 05	% Change**	12 months to Aug 05	% Change***
Heathrow	6,120.1	-3.0	29,786.9	-0.3	67,555.9	1.5
Gatwick	3,736.5	1.1	15,794.0	2.9	32,447.1	5.5
Stansted	2,254.8	4.2	10,100.6	6.6	21,794.3	6.3
London Area Total	**12,111.5**	**-0.5**	**55,681.5**	**1.8**	**121,797.3**	**3.4**
Southampton	197.5	29.9	887.8	28.7	1,747.9	18.8
Glasgow	883.7	1.5	4,267.3	3.0	8,736.1	4.5
Edinburgh	823.8	6.6	3,897.4	7.7	8,323.2	6.2
Aberdeen	258.5	6.9	1,267.1	8.2	2,785.2	7.7
Scottish Total	**1,966.1**	**4.3**	**9,431.8**	**5.6**	**19,844.5**	**5.6**
BAA Total	**14,275.0**	**0.5**	**66,001.1**	**2.6**	**143,389.7**	**3.8**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Aug 05	% Change**	12 months to Aug 05	% Change***
Heathrow	40,260	-0.7	200,477	0.3	470,258	0.5
Gatwick	25,120	3.7	114,925	4.3	249,876	5.0
Stansted	16,583	2.1	78,559	1.7	178,082	0.8
London Area Total	**81,963**	**1.2**	**393,961**	**1.7**	**898,216**	**1.8**
Southampton	4,293	26.7	20,108	25.4	42,038	16.5
Glasgow	9,288	8.8	44,385	6.2	96,082	5.8
Edinburgh	10,550	7.4	51,513	6.0	115,483	3.7
Aberdeen	8,331	15.5	39,527	12.4	88,598	10.2
Scottish Total	**28,169**	**10.1**	**135,425**	**7.9**	**300,163**	**6.2**
BAA Total	**114,425**	**4.0**	**549,494**	**3.9**	**1,240,417**	**3.3**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Aug 05	% Change**	12 months to Aug 05	% Change***
Heathrow	103,194	-3.1	542,570	-1.6	1,314,465	2.4
Gatwick	17,769	6.2	88,665	1.4	217,386	-1.0
Stansted	19,055	10.5	100,946	10.2	237,883	7.3
London Area Total	**140,018**	**-0.3**	**732,181**	**0.2**	**1,769,734**	**2.6**
Southampton	18	-25.0	100	-15.3	243	-14.1
Glasgow	1,109	24.9	4,272	9.6	9,028	31.0
Edinburgh	2,290	19.5	10,536	-4.6	27,646	4.4
Aberdeen	353	15.0	1,762	12.2	4,066	13.4
Scottish Total	**3,752**	**20.6**	**16,570**	**0.4**	**40,740**	**10.3**
BAA Total	**143,788**	**0.1**	**748,851**	**0.2**	**1,810,717**	**2.7**

Above data excludes Air Taxi passengers and Air Taxi movements.

* - compared to the month of August 2004

** compared to the five months April to August 2004

*** compared to the twelve months to August 2004

Market Comparison: August 2005

Market	*BAA Total Aug 04 (000s)*	*BAA Total Aug 05 (000s)*	*% Change*
Domestic	2,393	2,419	1.1
Eire	614	665	8.3
European Scheduled	5,566	5,649	1.5
European Charter*	1,802	1,636	-9.2
North Atlantic	1,902	1,878	-1.3
Other Long Haul	1,934	2,029	4.9
Total	**14,210**	**14,275**	**0.5**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.